EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by Origin Energy Limited (“Origin”) may be deemed to be beneficially owned by Sagasco Amadeus Pty Limited (“Sagasco”) or BTS Pty Ltd (“BTS”). Sagasco is a direct wholly-owned subsidiary of Sagasco NT Pty Limited, which in turn is a direct wholly owned subsidiary of Origin Energy Resources Limited, which in turn is a direct wholly-owned subsidiary of Origin. BTS is a direct wholly-owned subsidiary of FRL Pty Ltd, which in turn is a direct wholly owned subsidiary of Origin.